U.S. SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549

FORM 10-SB - Amendment No. 5
SEC File No. 000-50978

GENERAL FORM FOR REGISTRATION OF SECURITIES OF
SMALL BUSINESS ISSUERS
Under Section 12(b) or (g) of
The Securities Exchange Act of 1934

TREND TECHNOLOGY CORPORATION
(exact name of registrant as specified in its charter)

NEVADA
(State or other jurisdiction of incorporation or organization)

98-0343712
(I.R.S. Employer Identification Number)

1866 Esquimalt Avenue
West Vancouver, British Columbia, V7V 1R9 Canada
(Address of principal executive offices)

Telephone: (604)306-7020
(Issuer's telephone number)

Securities to be registered pursuant to Section 12(b) of the Act: None

Securities to be registered pursuant to Section 12(g) of the Act:

Common Stock, Par Value $0.0001 Per Share
(Title of Class)

TABLE OF CONTENTS

PART I
Item 1. Description of Business
Business Development
Technical Terms Glossary
Description of our Business
Item 2. Plan of Operation
Exploration Completed on our Copper Prince Property
Item 3. Description of Property
Office Premises
Mining Properties
Item 4. Security Ownership of Certain Beneficial Owners and Management
Item 5. Directors and Executive Officers, Promoters and Control Persons
Item 6. Executive Compensation
Item 7. Certain Relationships and Related Transactions
Item 8. Description of Securities
PART II
Item 1. Market Price of and Dividends on the Registrant's Common Equity and Related Stockholder Matters
Item 2. Legal Proceedings
Item 3. Changes in and Disagreements with Accountants
Item 4. Recent Sales of Unregistered Securities
Item 5. Indemnification of Directors and Officers
PART - FINANCIAL STATEMENTS
PART III
Item 1. Index to Exhibits
SIGNATURES
3 3 3 3 7 10 11 14 15 15 26 27 29 29 29 30 30 31 31 32 33 33 35 35 35

PART I

Item 1. Description of Business

Business Development

We were incorporated on February 16, 2001 under the laws of the State of Nevada. Our incorporator, initial director and shareholder was Mr. Keith Ebert. Mr. Ebert received 2,250,000 shares in consideration of his services in organizing our company. Mr. Ebert resigned as a director and officer of our company on November 2, 2003 to focus on other business interests. Mr. Ebert returned his shares to our treasury on November 2, 2003 concurrently with termination of his managing role. Gerald R. Tuskey replaced Mr. Ebert as President, C.E.O., C.F.O. and director of our company on November 2, 2003 and acted in those capacities until April 20, 2004. On March 31, 2004, Mr. Tuskey was issued 3,000,000 shares of our company in consideration for US$30,000. Mr. Tuskey owns 29.40% of our company’s issued shares. On April 20, 2004, Mr. Tuskey was replaced as President and C.E.O. by Mr. Gerald Shields. On April 20, 2004, Mr. Leonard MacMillan was also appointed C.F.O., Secretary and a director of our company. On March 31, 2004, Mr. Shields was issued 50,000 common shares of our company in consideration for US$500. On March 31, 2004, Mr. MacMillan was issued 5,600 common shares of our company in consideration for US$56.

During the period March, 2003 to September, 2003, we scouted locations in British Columbia for the potential staking of claims. During the period October to December, 2003, we raised seed capital totaling $99,023 from 54 subscribers under Regulation S and Regulation D private placement exemptions. In October, 2005, we raised a further $60,000 from one subscriber under a Regulation S private placement. These funds are being used to fund our exploration activities. During the period January, 2004 to March, 2004, the Copper Prince property in South Central British Columbia was staked and is comprised of 35 claim units covering approximately 2,162 acres. This acquisition was the first material business which we undertook. In September, 2005, we staked our Dalvenie Property in North Central British Columbia near Dease Lake. The Dalvenie Property is comprised of 72 claim units covering approximately 4,446 acres. We are a mineral exploration company and seek to explore our Copper Prince and Dalvenie properties. There is no assurance that a commercially viable mineral deposit exists on either of our Copper Prince or Dalvenie properties. Further exploration will be required before a final evaluation is made as to economic feasibility of our properties.

We have not been involved in any bankruptcy, receivership or similar proceedings.

We are filing this Form 10SB on a voluntary basis to become a reporting company and therefore eligible to apply for a quotation or listing of our common shares.

Our company will not enter into a merger or acquisition with a non-mining entity or company for at least two years from the date of this registration statement. Management of our company is committed to the Company’s current business plan of mineral exploration and will continue to source new exploration properties and other mining opportunities. No agent or representative of our company has taken any measure, direct or indirect, to locate a target non-mining business at any time past or present.

Technical Terms Glossary

The following defined technical terms are used in our registration statement:

"accreted": The process by which an inorganic body increases in size by the external addition of fresh particles.

"Alaskan-type utramafic body": A circular steep dipping volcanic rock formation that is typified by Alaskan volcanic vents.

"alkalic-calcic rock": Igneous rock containing equal parts of calcium oxide and potassium plus sodium oxide.

"alkaline": Any substance that is a strongly basic.

"alteration": Any change in the mineralogic composition of a rock brought about by physical or chemical means.

"andesites" Means crystalline volcanic rock composed largely of the mineral plagioclase feldspar.

"argillite": A rock formed from siltstone shale or clay.

"arsenopyrite": A white to steel-grey mineral consisting of iron arsenic and sulfur.

"augite": A general name for the monoclinic pyroxenes.

"barite": A white yellow or colorless mineral that is the principal ore of barium.

"basalt": An extrusive volcanic rock composed primarily of plagioclase, pyroxene and some olivine.

"batholith" A large mass of igneous rock extending to great depth with its upper portion dome-like in shape. Similar, smaller masses of igneous rocks are known as bosses or plugs.

"bornite": A primary copper mineral in many ore deposits.

"breccias": A coarse-grained clastic rock composed of angular broken rock fragments.

"breccia pipe": A cylindrical chimney filled with breccia fragments of the country rock.

"chalcopyrite": A sulfide mineral of copper and iron; the most important ore mineral of copper.

"chert": A hard dense rock composed of fine grained quartz.

"cirque": A steep elliptic enclave high on mountains often forming the blunt end of a valley.

"clastic": Pertaining to a rock or sediment composed principally of broken fragments that are derived from pre existing rocks.

"clinopyroxene": The general term for any of those pyroxenes that crystallize in the simplest crystal form.

"comagmatic": Igneous rocks that are regarded as having been derived from a common parent magma.

"conglomerates": A coarse grained rock made up of consolidated gravel.

"cuesta": A ridge formed by a inclined strata with a gentle slope on one side and a steep slope on the other.

"differentiated": The process by which multiple rock types form from a single magma.

"diorite": A group of plutonic rocks intermediate in composition between acidic and basic.

"dykes (dikes)": A tabular igneous intrusion that cuts across the bedding of foliation.

"electromagnetic surveys": An electrical exploration method based on the measurement of alternating magnetic fields associated with current maintained in the subsurface of the earth.

"faults": A discrete surface or zone separating two rock masses.

"feldspar" Means a group of silicate minerals that make up about 60% of the outer nine miles of the earth's crust.

"foliation": A general term for a planar arrangement of textural or structural features in any type of rock.

"frontal slope": The steep slope of a cuesta.

"gabbro" A dark, coarse-grained igneous rock.

"geophysical exploration": The use of geophysical techniques, eg. electric, gravity, magnetic, seismic or thermal in the search for economically valuable mineral deposits.

"glacio-fluvial sediments": Deposits produced from the meltwater streams flowing from wasting glacier ice.

"granite": Quartz-bearing plutonic rock.

"granodiorite": A rock that is a diorite with granitic characteristics.

"hanging wall": The rock on the upper side of a vein or ore deposit.

"hematite": An oxide of iron, and one of that metal's most common ore minerals.

"high angle fault": A fault with a dip of greater than 45°.

"hoenblende": A general name given a series of rocks made of calcium aluminum silicates minerals.

"hornblendite": A plutonic rock made up of mostly hornblende.

"hornfels": A fine-grained rock formed by contact metamorphism.

"igneous": A rock or mineral that solidified from molton material.

"intrustion": The process whereby magma is emplaced in pre-existing rock.

"jurassic". Used to describe a certain period in geologic time.

"mafic": Igneous rocks composed mostly of dark, iron and magnesium rich minerals.

"magnetite": Black, magnetic iron ore, an iron oxide.

"metamorphic rock" Means a rock formed from pre-existing solid rocks in response to extreme changes in temperature and pressure.

"monzonite": Diorite grades into monzonite with an increase in the sodium silicate content.

"perthosite pegmatite": A coarse grained, light colored igneous rock with abundant sodium silicate.

"plagioclase porphyry": A common rock forming mineral containing a large proportion sodium silicate.

"pluton": A deep seated igneous intrusion.

"potassic": Rock or mineral containing a significant amount of potassium.

"proximal volcanic rocks": Sedimentary deposits formed near the source area.

"pyrite": A yellow iron sulfide mineral, normally of little value. It is sometimes referred to as "fool's gold".

"pyroxenite": An iron-magnesium rich plutonic rock.

"pyrrhotite": A bronze-colored, magnetic iron sulfide mineral.

"quartz" Means a common rock forming mineral.

"quartzite" A metamorphic rock formed by the transformation of sandstone by heat and pressure.

"rift": A long narrow continental trough that is bounded by faults.

"sedimentary" Means the process by which rock forming particles are accumulated in layers on the earth's surface.

"sericitic": A hot water type of alteration common around the central zones of copper deposits.

"shale" Means fine grained sedimentary rock made up of soil or clay particles.

"shear or shearing": The deformation of rocks by lateral movement along innumerable parallel planes, generally resulting from pressure and producing such metamorphic structures as cleavage and schistosity.

"shear zone": A zone in which shearing has occurred on a large scale.

"siderite": Iron carbonate, which when pure, contains 48.2% iron; must be roasted to drive off carbon dioxide before it can be used in a blast furnace. (Roasted product is called sinter.)

"silicate" Means a large group of common minerals which contain silicon and oxygen.

"skarn": A rock of complex mineralogical composition, formed by contact metamorphism.

"sodic": Refers to the sodium content of a rock or mineral.

"sphalerite": A zinc sulfide mineral; the most common ore mineral of zinc.

"splay": A widening or open area where a fault crosscuts a shear zone.

"stocks": A relatively small plutonic body.

"structure": An assemblage of rocks upon which erosive agents have been or are acting. The sum total of the structural features of an area.

"sulfide mineralization": A compound of sulfur and some other mineral (iron, copper, silver etc.).

"syenite": A plutonic rock containing sodium silicate.

"terrain". A tract or region of the earth's surface considered as a physical feature.

"triassic". Used to describe a certain period in geologic time.

"tuff". Rock composed of fine volcanic ash.

"ultramafite". Referring to igneous rock composed of the mafic minerals olivine and pyroxene.

Description of our Business

(i) Our Principal Products and Their Markets

We are a junior mineral exploration company. We have staked and hold the Copper Prince property in South Central British Columbia which consists of one four post claim and 19 two post claims comprising a total of 35 claim units covering approximately 2,162 acres. We commissioned a comprehensive technical report on our Copper Prince property by Mr. Gerry Diakow, a consulting geologist, who has now joined our company as Vice President of Exploration. We are primarily seeking copper in our exploration activities on the Copper Prince property. We have completed our phase one and two work programs on budget and are preparing to move to phase three work.

In September, 2005, we acquired our Dalvenie Property in North Central British Columbia near Dease Lake. The Dalvenie Property is comprised of 75 claim units covering approximately 4,446 acres. The Dalvenie Property was staked on behalf of the Company by the Company’s Vice President of Exploration, Mr. Gerry Diakow. Mr. Diakow believes the Dalvenie Property to be prospective for gold and copper exploration based on historical prospecting work and geophysical and geochemical findings in the area. We have established a phase one work program for the Dalvenie Property which will commence in May or June, 2006 which is the start of the mineral exploration season in Northern British Columbia.

(ii) Distribution Methods of the Products or Services

We are a mineral exploration company and are not in the business of distributing any products or services.

(iii) Status of Any Publicly Announced New Product or Service.

We have no plans for new products or services that we do not already offer.

(iv)	Competitive Business Conditions and Our Competitive Position In The Industry and Methods of Competition

Vast areas of Western Canada and the U.S. Pacific Northwest have been explored and in some cases staked through mineral exploration programs. Vast areas also remain unexplored. The cost of staking and re-staking new mineral claims and the costs of most phase one exploration programs are relatively modest. Additionally, in many more prospective areas, extensive literature is readily available with respect to previous exploration activities. These facts make it possible for a junior mineral exploration company such as ours to be very competitive with other similar companies. In effect, we are also competitive with senior companies who are doing grass roots exploration. In the event our exploration activities uncover prospective mineral showings, we anticipate being able to attract the interest of better financed industry partners to assist on a joint venture basis in more extensive exploration. We are at a competitive disadvantage compared to established mineral exploration companies when it comes to being able to complete extensive exploration programs on claims which we hold or may hold in the future. If we are unable to raise capital to pay for extensive claim exploration, we will be required to enter into joint ventures with industry partners which will result in our interest in our claims being substantially diluted. Currently, we have sufficient funds for the Phase 3 exploration program planned on our Copper Prince Property and Phase 1 exploration program planned on our Dalvenie Property. We do not need to raise capital to pay for claim exploration in the next 12 months.

As long as management of our company remains committed to building a portfolio of mineral exploration properties principally through their own efforts, we will be able to continue operating on modest cash reserves for an extended period of time. We are one small company in a large competitive industry with many other junior exploration companies who are evaluating and re-evaluating prospective mineral properties in Western Canada.

(v) Sources and Availability of Raw Materials and the Names of Principal Suppliers

Mineral exploration and survey equipment retailers are located within 180 miles of both our Copper Prince property and Dalvenie Property via paved highway. Excavators and other heavy equipment required for trenching and diamond drilling are available at the town of Princeton, located five miles from the Copper Prince Property. Excavators and other heavy equipment required for trenching and diamond drilling on the Dalvenie Property are available at the settlement of Dease Lake which is approximately 22 miles from the property.

As a mineral exploration company, we do not require sources of raw materials and do not have principal suppliers in the way which applies to manufacturing companies. Our raw materials are, in effect, mineral exploration properties which we may stake or acquire from third parties. Our management team seeks to assemble a portfolio of quality mineral exploration properties in western Canada and in the U.S. Pacific Northwest. Initially, we will operate in the field with our Vice President of Exploration and a contract mining engineer. This will enable us to assemble a portfolio of properties through grass roots exploration and staking. We will also acquire new properties through option agreements where new properties can be acquired on favourable terms.

Our company will not enter into a merger or acquisition with a non-mining entity or company within two years from the date of this registration statement. Management is committed to the Company’s current business plan of mineral exploration and will continue to source new exploration properties and other mining opportunities. No agent or representative of the Company has taken any measure, direct or indirect, to locate a target non-mining business at any time past or present. The Company's Vice-President of Exploration, Mr. Gerry Diakow, has extensive knowledge of mineral exploration prospects in British Columbia and numerous contacts through years of exploration work in the field. Mr. Diakow is constantly evaluating new exploration prospects on behalf of the Company. In the appropriate circumstances, the Company may pay finder's fees to arm's length parties who bring exploration prospects to the Company.

(vi) Dependence on One or a Few Major Customers

We are in the business of mining exploration. We are not selling any product or service and therefore have no dependence on one or a few major customers.

(vii)	Patents, Trademarks, Licenses, Franchises, Concessions, Royalty Agreements or Labor Contracts, Including Duration.

Our company does not own any patents or trademarks. We are not party to any labor agreements or contracts. Licenses, franchises, concessions and royalty agreements are not part of our business.

(viii) Need for Any Government Approval of Principal Products or Services

As a mineral exploration company, we are not in a business which requires extensive government approvals for principal products or services. The British Columbia Mining Act outlines and governs the work that can be done on mining claims in British Columbia. The process of applying for a work permit on our Copper Prince property involved completing a “Work and Reclamation Form” for submission to the British Columbia Ministry of Energy and Mines regional geologist for the Similkameen Mining Division. The necessary permit to conduct exploration work on our Copper Prince property has been obtained. A similar exploration permit will be obtained before our phase one exploration program commences on our Dalvenie Property in 2006.

In the event mining claims which we own or which we acquire in the future prove to host viable ore bodies, we would likely sell or lease the deposit to a company whose business is the extraction and treatment of ore. This company would undertake the sale of metals or concentrates and pay us a net smelter royalty as specified in a future lease agreement. All responsibility for government approvals pertaining to mining methods, environmental impacts and reclamation would be the responsibility of this contractor. All costs to obtain the necessary government approvals would be factored into technical and viability studies in advance of a decision being made to proceed with development of an ore body.

The mining industry in Canada and the United States is highly regulated. Our Vice President of Exploration has extensive industry experience and is familiar with government regulations respecting the initial acquisition and early exploration of mining claims in British Columbia, Canada. The Company is required under law to meet government standards relating to the protection of land and waterways, safe work practices during the forest fire season and road construction. We are unaware of any proposed or probable government regulations which would have a negative impact on the mining industry in British Columbia. We propose to adhere strictly to the regulatory framework which governs mining operations in British Columbia.

(ix) Effect of Existing or Probable Governmental Regulations on Our Business.

Management is unaware of any existing or probable government regulations which would have a positive or negative impact on our company's business.

(x)  Estimate of the amount spent during each of the last two fiscal years on research and development activities.
During the last two fiscal years, we have expended a total of approximately $19,200 on the first two phases of our exploration program on our Copper Prince Property. A full description of this exploration work appears under the heading "Exploration Completed on our Copper Prince Property". We have spent $3,400 staking and recording our Dalvenie Property.

(xi) Costs and Effects of Compliance with Environmental Laws (federal, state and local)

At the present time, our costs of compliance with environmental laws are minimal as we are in the process of acquiring and doing preliminary exploration activities only. In the event that claims which we now own or may acquire in the future host a viable ore body, the costs and affects of compliance with environmental laws will be incorporated in the exploration plan for these claims. These exploration plans will be prepared by qualified mining engineers.

(xii) Number of Total Employees and Number of Full Time Employees

We currently have three part time employees, namely Mr. Gerald J. Shields, our President and C.E.O., Mr. Leonard MacMillan, our C.F.O. and Secretary and Mr. Gerry Diakow, our Vice-President of Exploration.

Item 2. Plan of Operation

During the period June to December, 2003, we obtained stock subscriptions for 9,902,300 shares at $0.01 per share under Regulation S and Rule 506 of Regulation D to raise proceeds of $99,023. This financing activity was done concurrently with our start up exploration activities. The proceeds obtained from our initial financing allowed us to complete the first two phases of our exploration program on the Copper Prince property. In October, 2005, we raised additional proceeds of $60,000 through a Regulation S private placement of 300,000 shares at $0.20 per share. Our cash on hand will fund the next phase of our exploration program on the Copper Prince Property which is budgeted at a minimum of $16,000 and a maximum of $25,000 and the first phase of exploration on the Dalvenie Property budgeted at $10,000. These funds will also cover our general and administrative expenses for at least the next 12 months which are budgeted at $20,000. Completion of our Phase 3 operations on the Copper Prince property and phase one operations on the Dalvenie Property represent the full extent of our planned business operations for the next 12 months. A description of the Phase 3 work on the Copper Prince property follows under the heading “Phase 3 Geophysical Surveying”. Planning and commencement of a Phase 4 exploration program is possible within the next 12 months but only if warranted by prospective exploration results from our Phase 3 program and only if the Company has sufficient cash reserves to complete the program.

We do not expect any significant changes in the number of our employees over the next 12 months. Our current management team will satisfy our requirements for the foreseeable future. Our Vice President of Exploration, Mr. Gerry Diakow, spends approximately 10 hours per month on our company's affairs when he is not involved in field operations. When Mr. Diakow is involved in field operations, he may spend up to 50 hours per month on our company's affairs. Our President and C.E.O., Mr. Gerald Shields and our C.F.O., Mr. Leonard MacMillan spend approximately five hours per month each on our company's affairs. Our Vice President of Exploration, Mr. Gerry Diakow, will complete our phase three exploration on the Copper Prince Property with the assistance of a contract field manager and assistant. Phase one work on our Dalvenie Property will be done by Mr. Diakow with one field assistant.

We expect to acquire additional mineral exploration prospects over the next 12 months. Where possible we will issue common shares in payment of new mineral properties or options to acquire mineral properties to preserve our cash reserves. Unless we raise additional funds for exploration acquisitions, we will not allocate more than $50,000 of our cash on hand for that purpose.

Our Copper Prince property comprises a total of 35 claim units covering approximately 2,162 acres. Lying at 49º 26' North latitude, 120º 26' West longitude, our property is located 4.5 km southeast of the town of Princeton in the Similkameen Mining Division of British Columbia. Our consultants carried out our phase one exploration program in the spring and summer of 2004. Our phase one program of prospecting and geological mapping cost approximately $15,000. Our phase 2 program of geophysical surveying was carried out in September, 2005. Our phase 2 program of geophysical surveying cost approximately $4,200. The phase one and two programs are described in detail under the heading "Exploration Completed on our Copper Prince Property".

To date, we have completed three milestones in the execution of our business plan. The first milestone was the successful raising of start up financing in the amount of $99,023. In October, 2005, we raised an additional $60,000 through a private placement offering of 300,000 shares at $0.20 per share. We also consider this offering to be part of the financing milestone in the execution of our business plan. The second milestone was the completion of the first two phases of exploration on our Copper Prince Property. The next significant milestones in the execution of our business plan will be the completion of additional phase 3 geophysical work on the Copper Prince Property and phase one exploration work on the Dalvenie Property. In the opinion of our Vice President of Exploration, a phase three geophysical program on the Copper Prince Property is warranted based on geophysical results from our phase two program. Our phase three exploration program on the Copper Prince Property is scheduled to commence before the end of May, 2006. Our phase one exploration program on the Dalvenie Property is scheduled to commence in May or June, 2006. The funds which we have obtained from our two private placement financings are sufficient to fund phase three exploration on the Copper Prince property and phase one exploration on the Dalvenie Property and to cover all of our general and administrative expenses for the next 12 months of operations. Detailed discussions of our phase three exploration program on the Copper Prince property and phase one program on the Dalvenie Property are set out under the headings "Phase 3 Geophysical Surveying" and “Phase 1 Exploration Program for Dalvenie Property”, respectively. This disclosure contains a detailed analysis of the costs of each step of our exploration programs.

Exploration Completed on our Copper Prince Property

Phase 1

The initial program of prospecting and geological mapping occupied two persons for a 15-day period and cost about $15,000. The phase one program implemented the recommendations contained in our consultants' report and included the following work.

Phase I of exploration included prospecting and geological mapping of rock outcrops. Rock samples were collected and sent to Acme Analytical Laboratories for analysis. Soil samples were collected from areas that featured no outcropping rock. All locations were mapped using a modern geographical positioning instrument commonly referred to as a G.P.S. receiver. Data was plotted onto North American datum 1983 (NAD83) maps, which are the industry standard.

The North Zone showings not covered by existing staking were staked and added to the claim group becoming part of the Copper Prince property.

A Geographical Information System (GIS) was set up for the enlarged property using North America Datum 1983 (NAD 83) as the grid points for all past and future surveys. Geological investigations have been conducted on various parts of the Copper Prince claims, and numerous maps and reports have been produced over the previous 100 years. Each author used a different grid and survey benchmark to locate the geological work. These old surveys have been replotted onto maps based on the North American Datum 1983 (NAD83) system which standardized the older surveys, many of which were based on the North America Datum 1927 (NAD27) system.

Consequently, a large part of our exploration task has involved correlating this information and reconciling survey inconsistencies. Previous surveys have now been incorporated into the “Geographical Information System” (GIS) where all work locations and mineral showings are located on a NAD83 map.

The whole Copper Prince property-area was mapped at a scale of 1:5,000 in order to define stratigraphic, structural, fracture and alteration controls on exposed mineralization. Particular attention was paid to the geological guides:

(a)	Silicate-deficient, magnetite-rich composite alkaline intrusions.

(b)	Limestone deficient, alkaline to subalkaline members of volcanic, volcaniclastic, and clastic sedimentary assemblages in accreted Upper Triassic to Lower Jurassic oceanic-arc terranes.

(c)	Magnetite breccias, breccia pipes, and dykes, with and without associated copper sulphides.

(d)	Extensive potassic and sodic alteration of the pluton, skarn, and hornfels; sericitic alteration; distal Zn and Pb mineralization.

Completed Phase 1 Work

Planning, permitting, consultation with communities and ranchers, reporting, final report preparation:			$2,000.00
Wages
Senior professional geoscientist	7 field days	@ $350.00/day	$2,450.00
Senior technician	15 field days	@ $300.00/day	$4,500.00
Junior assistant	7 field days	@ $200.00/day	$1,400.00
Room and Board	25 man days	@ $100.00/day	$2,500.00
Truck 4x4 and fuel	15 field days	@ $100.00/day	$1,500.00
Equipment
Chain saw, axes, hip chains, flagging, claim tags, etc.			$150.00
Assays, soil samples and rock analysis			$500.00

Total Phase 1 Budget Expended			$15,000.00

Results of Phase I Exploration

We examined and sampled copper-gold mineral showings, occurrences at the SZ prospect and the Knob Hill prospect of our Copper Prince property. The SZ showings are along the eastern edge of our Rain claims and the Knob Hill prospect is a mineralized quartz vein centered in the Rain number 1 claim. Eight rock samples collected from the Copper Prince property were sent to Acme Analytical Laboratories for analysis. In addition, during Phase I, 72 soil samples were collected and sent to SGS Canada Inc. Mineral Services for analysis. Our phase one results justify a second phase of exploration consisting of a geochemical grid over our Knob Hill prospect.

Phase 2 Geophysical Surveying

We completed a Phase 2 geophysical exploration program on our Copper Prince property in September, 2005. Our Phase 2 exploration program was conducted with a magnetic survey. The magnetic survey uses an instrument called a magnetometer to read the magnetic field generated by subsurface magnetic minerals. This survey covered the same area as our Phase 1 geochemical survey. The magnetometer survey identified sub-surface interface of magnetic volcanic rocks and granitic rock which could potentially host copper mineralization. Our magnetometer survey was also useful in generating targets for diamond drilling.

Completed Phase 2 Work

Planning, mobilization, surveying grid and completing magnetometer survey:
Wages
Field manager senior technician	4 days	@ $424.00/day	$1,695.00
Room and Board	8 man days	@ $106.00/day	$848.00
Truck and fuel	4 field days	@ $127.00/day	$508.00
Disposables			$339.00
Contracted Geophysicist:
Data reduction including interpretation and report	2 days	@ $424.00/day	$847.00
Total Phase 2 Budget Expended			$4,237.00

Results of Phase 2 Exploration

Results from our Phase 2 magnetometer survey were analyzed by geophysicist, David Mark of Geotronics Survey Ltd., Surrey, British Columbia. Mr. Mark’s report on our magnetometer survey contains the following conclusions:

1.	a magnetic high is centered over the anomalous Mobile Metals Ion (“MMI”) survey results from our Phase One work;

2.	the area of magnetic high extends from line 300 south to line 1,050 south (750 meters) in a north to south direction and from line 500 west to line 400 east in an east to west direction (900 meters).

Mr. Mark’s report contains the following recommendations:

1.
Although our initial MMI survey was successful in locating two highly anomalous copper and gold zones on the Copper Prince Property, the reconnaissance nature of this sample spacing should now be filled with closer spaced sampling. The original survey took samples every 100 meters on lines 500 meters apart. Mr. Mark recommends that MMI geochemistry sampling be conducted on the two main anomalies at a 50 meter spacing on lines 200 meters apart.

2.
Mr. Mark recommends that an induced potential (IP) survey then be conducted over the anomalous areas. The resulting IP survey information could indicate a conductive zone and therefore generate targets for a diamond drill program.

As a result of geophysical survey results obtained in our Phase 2 exploration program, we have planned the following Phase 3 exploration program on the Copper Prince Property.

Phase 3 Geophysical Surveying

Our Phase 3 exploration program will consist of MMI geochemistry sampling on the two main anomalies identified in our Phase 2 exploration program. The MMI geochemistry sampling will be conducted at 50 meter spacing on lines 200 meters apart. After analyzing the results of the MMI survey, we will conduct an induced potential (“IP”) survey over the main anomalies. The extent of the IP survey we conduct will be determined by the quality of the results generated from the second MMI survey in Phase 3. Accordingly, the budget for our IP survey in Phase 3 varies from a low of $12,000 to a high of $25,000.

Budget for Phase 3 Geophysical Exploration:

1.	Collect 60 MMI samples, analyze samples and plot results; budget = $4,000

2.	Conduct an induced potential survey over the main anomalies including information generated from the second MMI survey; budget = $12,000 to $25,000 depending on results of MMI survey.

Phase 1 Exploration Program for Dalvenie Property

The Dalvenie claim area was first staked in 1899. In 1935, the Dalvenie Syndicate acquired the property. Work in 1935 traced the mineralization for 1200 feet by means of 13 shallow opencuts. In 1966, Copper Pass Mines Ltd. acquired the Crown grants and staked additional claims. Work completed in 1966 included geological mapping, induced polarization and soil geochemical surveys, trenching and some short X-Ray diamond-drill holes. The claims were most recently worked in the late 1980’s up to 1990 by Equity Silver Mines Ltd. (“Equity Silver”). Equity Silver performed soil geochemistry and some geophysical surveys while operating the property. Equity Silver recommended more exploration work in Assessment Report #19885 filed with the British Columbia Provincial Department of Mines in 1990.

In management’s opinion, the Dalvenie Property warrants further exploration. The size, grade of mineralization and location near a paved highway make it an attractive exploration target for both precious metals (gold, silver, and platinum group) and base metal (copper, nickel) deposits. Previous operators have contributed valuable exploration work towards the development of this property. This valuable early work consists of trenching and exposing the shear zone for nearly 4000 feet. While staking the property, management was able to relocate portions of the previous survey grid established by Equity Silver. Equity Silver’s geological, geophysical and geochemical surveys can be retrieved from the BC Mining Ministry Assessment Report Files. Our future surveys can continue past surveys making them more economical to perform.

We will obtain and copy the complete Geological, Geochemical and Geophysical Report on the original property. This is a public document. We will then proceed with the following program:

1.	Use the services of a consulting Professional Geophysicist to reprocess the geophysical data using modern software programs.

2.	Establish the exact location of the original 15.2 km grid that was used for the Geophysical and Geochemical surveys completed by Equity Silver Ltd.

3.
Initiate a modern Geographical Information System (GIS) using North America Datum 1983 (NAD83) to convert all survey stations to a common grid using Global Positioning System (GPS) instruments calibrated to NAD83 Universal Transverse Mercator (UTM) coordinates.

4.	Run a Very Low Frequency survey parallel to the Dalvenie Fault covering the complete length of the fault (figure 6).

5.	Run a reconnaissance geochemical survey on the downhill side of the Dalvenie fault the complete length of the fault (figure 6).

6.	Prospect, map and sample all the old crown grants that make up the Dalvenie Property.

Planned Phase 1 Budget

Preliminary preparations and acquisition of past reports including consultation with geophysicists and reprocessing of old field surveys.	$600.00
Mobilization and demobilization to Dease lake to complete field work.	$1,000.00
Geophysical survey including data reduction and interpretation.	$4,000.00
Geochemical survey collection and analysis of samples.	$3,500.00
Geologically Map the old Crown Grants.	$900.00
Grand Total:	$10,000.00

No Phase 2 exploration program is currently planned. A Phase 2 exploration program is contingent upon prospective exploration results from our Phase 1 program.

Item 3. Description of Property

Office Premises

We operate from our offices at 1866 Esquimalt Avenue, West Vancouver, B.C., V7V 1R9, Canada. We do not own any real property or significant assets. Office space is provided to us at no cost by Mr. Gerald Shields, a director of the Company. We are not a party to any lease. Our agreement with Mr. Shields to provide office space at no cost is discretionary and may be terminated at any time without notice. It is anticipated that this arrangement will remain until we are able to generate revenue from operations and require additional office space for new employees. Management believes that this space will meet our needs for the foreseeable future.

Mining Properties

The Copper Prince Property

The Copper Prince property consists of one 4-post claim and nineteen 2-post claims comprising a total of 35 claim-units covering approximately 2,162 acres with a single alienated Crown Grant (Lot 802) contained in the Rain #1 mineral claim (Figure 2). The mineral properties are without known reserves. Our program is exploratory in nature.

List of claims

Tenure Number	Claim Name	Time of Tenure	Number of Units
407912	RAIN #1	Good Standing 2007.01.20	16
407913	RAIN #2	Good Standing 2007.01.15	1
407914	RAIN #3	Good Standing 2007.01.18	1
407915	RAIN #4	Good Standing 2007.01.18	1
407916	RAIN #5	Good Standing 2007.01.18	1
407917	RAIN #6	Good Standing 2007.01.18	1
407918	RAIN #7	Good Standing 2007.01.18	1
407919	RAIN #8	Good Standing 2007.01.18	1
407920	RAIN #9	Good Standing 2007.01.19	1
407921	RAIN #10	Good Standing 2007.01.19	1
407922	RAIN #11	Good Standing 2007.01.19	1
407923	RAIN #12	Good Standing 2007.01.19	1
407924	RAIN #13	Good Standing 2007.01.19	1
407925	RAIN #14	Good Standing 2007.01.19	1
407926	RAIN #15	Good Standing 2007.01.20	1
407927	RAIN #16	Good Standing 2007.01.20	1
407928	RAIN #17	Good Standing 2007.01.20	1
407929	RAIN #18	Good Standing 2007.01.20	1
407930	RAIN #19	Good Standing 2007.01.20	1
407931	RAIN #20	Good Standing 2007.01.20	1
			Total Units 35

Location and Access

The Copper Prince property is located at the eastern margin of the Hozameen Range of the Cascade Mountains, part of the Coast Mountains of southwestern British Columbia (Figure 1). The property consists of one 4-post and nineteen 2-post claims comprising a total of 35 claim-units covering approximately 2,162 acres. Lying at 49° 26' North latitude, 120° 26' West longitude, the claims are located in the Similkameen Mining Division of British Columbia (Figures 2 and 3).

The town of Princeton, the nearest supply and service centre is located at the junction of Highway 3 and 5, 176 miles east of Vancouver, BC (Figure 2). The claims are located approximately 2.75 miles southeast of Princeton between the Darcy Mountains and Similkameen River (Figures 2 & 3). Access to the property-area is by the August Lake road, a good all-weather road that joins Hwy. 3 at the golf course cut-off, 2.4 miles east of Princeton. The property-area is transected by numerous logging and ranch roads that may be passable only by 4 -wheel drive vehicles during periods of poor weather.

Terrain and Vegetation

The Copper Prince property is located at the eastern margin of the Hozameen Range of the Cascade Mountains, part of the Coast Mountains of southwestern British Columbia, and at the western margin of the southern Interior Plateau (Figure 1).

Holland (1976) describes the transition between the Hozameen Range and the Interior Plateau near Princeton as follows: The Cascade Mountains are separated by the Fraser River from the Pacific Ranges of the Coast Mountains to the north. The Cascade Mountains on the east are flanked by and merge in the Kamloops Plateau. Their western boundary is clearly defined by the Fraser River, but their eastern margin is a transition zone through which summit elevation progressively diminishes and the degree of dissection decreases as the Kamloops Plateau is approached. The boundary separating mountains and plateaus follows the Nicoamen River from its mouth, thence more or less along the 5,000-foot contour west of Prospect Creek to the head of Tulameen River and the head of Skagit River, thence down Copper Creek and east from its mouth across to the Ashnola River, thence northeastward past Crater Mountain to the valley of the Similkameen River.

Elevations on the Copper Prince property range from about 2000 ft above sea level near the Similkameen River at the northern boundary of the property, to about 3500 ft on the slopes of the Darcy Mountains near the southeastern corner of the claim group.

The Darcy Mountains are comparatively low, rounded promontories, the gentle slopes of which were originally covered with pine and spruce forest and parkland. Some of the forest has been removed by local ranchers who use some of the property-area for rangeland.

The most significant topographic feature on the property is the August Lake valley, a "U"-shaped glacial spillway extending northward from August Lake to the Similkameen River (Figure 2). The flat bottom of this valley is at an elevation of about 2500 ft above sea level where it transects the property north of the lake. On either side of the spillway, slopes rise steeply up to the level of the frontal slope of the Darcy Mountains.

Soils are deep and well-developed on the frontal slope of the Darcy Mountains. Results from soil surveys taken in this area are generally reliable. Samples from various overlapping surveys tend to confirm each other.

Steep slopes flanking the August Lake valley and near the Similkameen River at the northern boundary of the property feature the most numerous and best exposures of bed rock in the property-area.

The spillway north of August Lake is filled with glacio fluvial sediments to an unknown depth. Soil and electromagnetic surveys over the spillway would not be reliable exploration tools in that area.

The climate of the Princeton area is typical of the southern interior of British Columbia. Summers are hot and dry; winters moderately cold. A thin blanket of snow covers the area from November until March.

Geological Setting

The Copper Prince property is located at the southern end of the Thompson Plateau. It is situated between the Hozameen Range on the west and the Okanagan Range on the southeast, both of which are part of the Cascade Mountain system. The area where the claims are located is generally called the “Copper Mountain Camp”.

The regional geological setting is characterized by major north-striking high-angle faults which form an ancient, long-lived rift system that extends from the United States border to at least 120 miles north. This system was the locus of a long, narrow marine basin in which Nicola Group rocks were deposited during Triassic time, and it then accommodated basins of continental volcanism and sedimentation in Early Tertiary time. The central part of the Nicola basin is marked by an abundance of high-energy, proximal volcanic rocks and contains a large number of coeval, comagmatic, high-level plutons with several associated copper deposits. A group of such plutons, some of which are differentiated, are known as the Copper Mountain Intrusions.

The Copper Mountain Intrusions include the Copper Mountain, Smelter Lake and Voigt stocks. These plutons form a continuous alkalic-calcic rock series ranging in composition from pyroxenite to perthosite pegmatite and syenite. The Copper Mountain stock is a concentrically differentiated intrusion, elliptical in plan, and approximately 17 square kilometres in area. Its major axis is 10 kilometres long and strikes 300 degrees. The stock is zoned, with diorite at its outer edge grading through monzonite to syenite and perthosite pegmatite at the core. The two smaller satellites, the Smelter Lake and Voigt stocks, show no differentiation, but are similar in composition to the outer phase of the Copper Mountain stock.

Much of the surface geology of the Copper Prince property is obscured by overburden, however, a fairly complete picture can be deduced from indirect observations.

The bulk of the claims are underlain by Nicola Volcanics intruded by small stocks and dyke swarms of Coast Intrusive granodiorite and diorite. At the northern claim boundary of the property the rocks are massive granodiorite with diorite sections. Most of the remainder of the rocks on the Darcy Mountains, an area of outcrop exposure on the property, are Nicola volcanic andesite.

On the eastern part of the claims, from the Allenby road east, and west from there onto the low mountains west of August Lake the rocks are overlying Princeton Sediments mixed sandstone, shale and minor conglomerates.

FIGURE 1

Map of the Province of British Columbia showing the general location of our Copper Prince Property in southwestern British Columbia.

ATLIN
CASSIAR
FORT NELSON
WARE
STEWART
FORT ST. JOHN
HAZELTON
PRINCE RUPERT
TERRACE
SMITHERS
KITIMAT
QUEEN CHARLOTTE ISLANDS
PRINCE GEORGE
BARKERVILLE
QUESNEL
BELLA COOLA
WILLIAMS LAKE
BRALORNE
PORT ALICE
KAMLOOPS
REVELSTOKE
CAMPBELL RIVER
MERRITT
KELOWNA
KASLO
SQUAMISH
PRINCETON
PENTICTON
NELSON
KIMBERLEY
PORT ALBERNI
Vancouver
NANAIMO
ROSSLAND
DUNCAN
Victoria
VANCOUVER ISLAND
Fraser River
Williston Lake
60°
56°
52°
49°
SCALE
0 100 200 300 400 km
0 50 100 150 200 mi
N.

Figure I

TRENDTECHNOLOGY CORPORATION

GENERAL LOCATION

COPPER PRINCE PROPERTY

BRITISH COLUMBIA

SIMILKAMEEN M.D., B.C., N.T.S. 92H048

S.G. DIAKOW MARCH,2004

FIGURE 2

Topography map of the Similkameen Mining Division in British Columbia showing the location, terrain and mineralized zones of our Copper Prince Property.

Princeton
Village Limits
Mount Miner
Allison
PRINCETON PROV PARK
Mine Waste
Lumber Yard
Sawmill
NORTH ZONE
16N, 24E
11N, 14E
SOUTH ZONE
11S, 2.5W
COPPER PRINCE PROPERTY
S I M I L K A M
Lorne Lake
NOTE: Topography is from N. T. S. Map 92 H/8 HEADLEY

LOCATION

BRITISH COLUMBIA
COPPER PRINCE PROPERTY

Figure 2

SCALE

0 1 2 3 km

0 1 2 mi

TREND TECHNOLOGY CORPORATION

LOCATION, TERRAIN

And MINERALIZED ZONES

COPPER PRINCE PROPERTY

SIMILKAMEEN M.D., B.C., N.T.S. 92H048

S.G. DIAKOW MARCH,2004

FIGURE 3

Map of the Similkameen Mining Division of British Columbia showing our minerals claims in the Copper Prince Property. Scale 1:20,000.

332370
MINERAL RESERVE
NO STAKING
TREND TECHNOLOGY CORPORATION
MINERAL CLAIMS
49°26'N., 120°26' W.
COPPER PRINCE PROPERTY
SIMILKAMEEN M.D., B.C.,
N.T.S. 92H048
S.G. DIAKOW
MARCH,2004
Figure 3 scale 1:20,000
RAIN #1
407912
4N x 4W

FIGURE 4

Small scale map of the Princeton area in the southwestern part of the Province of British Columbia showing the location and access to our property, the Copper Prince Property.

Copper Prince Claims
Washington State
Princeton
Coalmont
Peachland
Summerland
PENTICTON
Naramata
Kaleden
Hedley
Keremeos
Cawston
Olalla
Oliver
Fairview
Okanagan Falls
Nighthawk
Oroville
ROSS LAKE
MANNING
Similkameen
Scale of Atlas Maps 1 : 600 000
10 20 30 40 50
kilometres

Figure 4

TREND TECHNOLOGY CORPORATION

HIGHWAY ACCESS

COPPER PRINCE PROPERTY

BRITISH COLUMBIA

SIMILKAMEEN M.D., B.C., N.T.S. 92H048

S.G. DIAKOW MARCH,2004

The Dalvenie Property

The Dalvenie Property consists of five claims comprising a total of 72 claim units covering approximately 4,446 acres. The Dalvenie Property is without known reserves. Our program is exploratory in nature.

List of Claims

Tenure Number	Claim Name	Time of Tenure	Number of Units
520585	Dalvenie #1	Good Standing 2006/09/23	21
520586	Dalvenie #2	Good Standing 2006/09/23	10
520587	Dalvenie #3	Good Standing 2006/09/23	10
520588	Dalvenie #4	Good Standing 2006/09/23	16
505453	Dalvenie	Good Standing 2007/12/01	15
			Total Units 72

Location and Access

The Dalvenie Property is located on the east flank of Thenatlodi Mountain in the Cry Lake Map area, about 20 miles by Highway 37 southeast of the south end of Dease Lake. The settlement of Dease Lake is located at the south end of Dease Lake. It is the transportation, communications, and supply centre for the region. An asphalt airstrip over 6000 feet long lies on a broad terrace on the north side of the Tanzilla River a few miles southwest of the settlement of Dease Lake.

The Cry Lake map area covers about 490 square miles in north-central British Columbia. Since the early 1870’s the region has been important for placer gold mining and big-game hunting.

Highway 37 runs north-south near the western boundary of the Cry Lake map area. The paved highway 37 connects Kitwanga on highway 16 with the Alaska highway at Watson Lake, Yukon Territory (Figure 5).

The Dalvenie Property is accessed by a 1.5 mile gravel road directly off highway 37 at Gnat Pass (Figure 6).

Terrain and Vegetation

The Cry Lake Map area includes parts of two major physiographic elements in the Canadian Cordillera. These are the Kaska Mountains represented by the Cassiar Mountains and the Stikine Plateau represented by the Spatsizi and Tanzilla Plateaus. Most of the Cry Lake map area lies within the Cassiar Mountains, a moderately rugged mountainous region with local relief of as much as 4200 feet.

The Cassiar Mountains are characterized by irregular mountain masses deeply dissected by stream valleys and glacial cirques.

The climate at Dease Lake is similar to that of the Cassiar Mountains and the Cry Lake map sheet. Dease Lake is normally free of ice during the last week in May or the first week in June. Generally, prospecting can be carried out on the Tanzilla Plateau from May to October but in the Cassiar Mountains snow may hamper work before mid-June and after mid-September. Unsettled weather is common during the summer months when the region gets its maximum precipitation. On average, the latter part of July until the end of August provides the best weather for travel in the high mountains. Occasionally September affords ideal conditions because of low water, pleasant temperatures, and relatively few insects.

Timber line ranges from about 4593 to 5249 feet above sea level but good stands of timber are generally restricted to much lower elevations along the main river valleys.

Geological Setting

The area of the Dalvenie prospect is underlain by the Lower to Upper Triassic Stuhini Group. At the occurrence, the rocks are described as augite and plagioclase porphyry, andesite, basalt, tuff, breccia, argillite, quartzite, shale and minor thin beds of chert. The strata are intruded by an alaskan-type ultramafic body, the Late Triassic Gnat Lake Ultramafite, consisting of hornblendite, hornblende clinopyroxenite and hornblende gabbro.

Monzonitic to syenitic rocks of the Early to Middle Jurassic Three Sisters Pluton outcrop to the immediate south. The Gnat Lake Ultramafite and the Three Sisters Pluton are part of the Hotailuh Batholith.

Two parallel basalt dikes occur trending 016 degrees east of north and dipping 75 degrees from horizontal west. The dikes are about 3 feet thick and separated by 2 to 5 feet of sheared material. The dikes occur along a highly sheared fault zone which forms the main mineralized zone. The dikes and the mineralized zone have been traced along surface for 3782 feet. The maximum width of the zone is at least 42 feet wide.

The fault zone contains smoky grey quartz with abundant sulphide mineralization observed at three showings. Sulphides present include massive pyrite with blebs of chalcopyrite and arsenopyrite, and smears of bornite and hematite along fractures.

The wallrock of the mineralized zone is mainly the ultramafite but in the extreme southern part the wallrock is sedimentary. The wallrock is generally unmineralized but may contain sulphides locally. The basalt dikes are locally mineralized.

FIGURE 5

Map of the Province of British Columbia showing the general location of our Dalvenie Property in North Central British Columbia.

Yukon Territory
Alaska Highway
130°
128°
Watson Lake
60°
Cry Lake
104I
Dease lake
Dalvenie Claims
58°
British Columbia
Alaska
N
Highway 37
Hyder
Kitwanga
Highway 16
Prince Rupert
0 25 50 miles
Scale
Alaska
Cry Lake
British Columbia
Vancouver
Washington State
Trend Technology Corporation
Cry Lake Map Sheet
Northwest British Columbia
Date Oct. 25/05
Drw G.D.
Figure 5

FIGURE 6

Small scale map of the Dease Lake area in North Central British Columbia showing the location and access to our Dalvenie Property.

129° 52' 36"
Gnat Pass
Very Low Frequency survey lines
N
Dal # 1
520585
Dal # 2
520586
Dalvenie
505453
Fault And Shear Zone
Highway 37
Access road
58° 11' 30"
Dal # 3
520587
Dal # 4
520588
Reconnaissance Geochemical line
0 1000 2000 3000 ft
Scale

Trend Technology Corporation

Dalvenie Claims
Fault And Shear Zone
Cry Lake, B.C.

Date Oct 27/05	Drw G.D.	Figure 6

Item 4. Security Ownership of Certain Beneficial Owners and Management

The table below lists the beneficial ownership of our voting securities by each person known by us to be the beneficial owner of more than 5% of our securities, as well as the securities beneficially owned by all our directors and officers. The beneficial ownership of voting securities includes securities with respect to which the persons listed have the right to acquire within 60 days of the date of this registration statement pursuant to options, warrants, conversion privileges or other rights. Unless specifically indicated, the shareholders listed possess sole voting and investment power with respect to the shares shown.
Title of Class	Name and Address of Beneficial Owner	Amount and Nature of Beneficial Owner	Percent of Class
Common	Leonard MacMillan Suite 1002 1122 Gilford Street Vancouver, B.C. V6G 2P5 Officer and Director	5,600 shares Direct Ownership	0.05%
Common	Gerald Shields 1866 Esquimalt Avenue West Vancouver, B.C. V7V 1R9 Officer and Director	50,000 shares Direct Ownership	0.49%
Common	Gerry Diakow 1537 - 54th Street Tsawwassen, B.C. V4M 3H6 Vice President of Exploration	No Shares Owned	0.0%
Common	Sean Jordan Suite 1 1909 Queen Street East Toronto, Ontario M4L 1H3	750,000 shares Direct Ownership	7.35%
Common	Kevin Bell 1160 - 20th Avenue Prince George, B.C.	750,000 shares Direct Ownership	7.35%
Common	Katrin Braun 8095 - 170th Street Surrey, B.C. V4N 4Y7	750,000 shares Direct Ownership	7.35%
Common	Lloyd Blackmore 18 Queens Street St. Georges, Bermuda	750,000 shares Direct Ownership	7.35%
Common	Gerald R. Tuskey 2522 Mathers Avenue West Vancouver, B.C. V7V 2J1	3,000,000 shares Direct Ownership	29.40%
Common	Ryan Bateman 27 Reid Street Hamilton, Bermuda HM11	750,000 shares Direct Ownership	7.35%
Common	Melanie Bell #1, Smithfield Manor 5 Riddels Bay Road Warwick, Bermuda WK04	750,000 shares Direct Ownership	7.35%
Common	Management as a Group (2 directors and 1 officer)	55,600 shares Direct Ownership	0.54%

The balance of our outstanding common stock is held by 46 persons. We have 10,202,300 common shares issued and outstanding.

Item 5. Directors and Executive Officers, Promoters and Control Persons

Our originating director was Mr. Keith Ebert. Mr. Ebert was replaced as officer and director of our company by Mr. Gerald R. Tuskey on November 2, 2003. Mr. Tuskey was replaced as an officer and director of our company by Mr. Gerald Shields and Mr. Leonard MacMillan on April 20, 2004. Mr. Gerry Diakow joined our company as Vice-President of Exploration on November 15, 2004.

Our current directors and officers are as follows:

Name	Age	Position
Gerald J. Shields	50	President, C.E.O. and Director
Leonard MacMillan	55	C.F.O., Secretary and Director
Gerry Diakow	54	Vice President of Exploration

Our officers and director will serve until the next annual meeting of the shareholders or until his death, resignation, retirement, removal, or disqualification, or until his successors have been elected. Vacancies in the existing Board of Directors are filled by majority vote of the remaining directors. Our officer serves at the will of the Board of Directors. There are no family relationships between any executive officer or director. No officer or director of our company has, during the past five years, been named or involved in any bankruptcy proceedings, criminal proceedings, securities or banking regulatory enforcement action or federal or state securities or commodities law enforcement proceeding.

Resumes

Gerald J. Shields was appointed a director and officer of our company on April 19, 2004. Mr. Shields obtained his law degree from the University of Western Ontario in 1979. Since August, 2005, he has been employed as a partner at the law firm, Clark Wilson LLP, in Vancouver, B.C. He is engaged in the private practice of law, specializing in corporate finance and mergers and acquisitions. From 1998 to August, 2005, he was engaged in private practice in Vancouver, British Columbia with the firm of Godinho, Sinclair, Shields, an association of lawyers and law corporations. His clients consist primarily of public companies. Mr. Shields is a member in good standing of the Bars of British Columbia and Alberta and is a member of the Canadian Bar Association. Mr. Shields was a director of SCS Solar Computing Systems Inc., a software development company, from May, 2003 to November, 2004. SCS Solar Computing Systems Inc. is listed on the TSX Venture Exchange. Mr. Shields is a director of Offshore Systems International Ltd. He was appointed a director of Offshore Systems International Ltd. on April 8, 2005. Offshore Systems International Ltd. (“OSI”) is a supplier of electronic chart systems for navigation and situational awareness. OSI’s core competency is electronic geography and the production, management and display of many forms of geographic data. OSI provides display systems and data for several defense, government and commercial customers, and conducts its operations through three business units: OSI Navigation Systems (moving map display systems and software), OSI Applications (situational awareness products and services for command and control systems) and OSI Geomatics (digital map and electronic chart data production services: land and marine). OSI’s common shares are listed for trading on the Toronto Stock Exchange (TSX: OSI) and the OTC Bulletin Board (OTCBB: OFSYF). Mr. Shields is the Secretary for Watch Resources Ltd. which position he has held since December, 2000. Watch Resources Ltd. is a mineral exploration company listed on the TSX Venture Exchange. Mr. Shields is also the Secretary of Lariat Energy Ltd., a private oil and gas exploration company. Mr. Shields has held this position since April, 2003. Mr. Shields is not a director of any other public companies.

Leonard MacMillan was appointed to his position on April 20, 2004. Mr. MacMillan has been employed continuously as managing director of Resource Management Associates in Vancouver, British Columbia since 1998. Resource Management Associates is a private management consulting company. In his capacity as managing director for Resource Management Associates, Mr. MacMillan provides management consulting services to private and public companies in the United States, Canada and Europe. Mr. MacMillan's services include; providing introductions to sources of equity and debt financing, reviewing and advising on the implementation of business plans, reviewing merger and acquisition targets and conducting market analysis. Mr. MacMillan does not currently serve as a director of any other public companies. Mr. MacMillan is an officer and director of Lexaria Corp. and Dayton Boots Enterprises Inc. Both Lexaria Corp. and Dayton Boots Enterprises Inc. are private Nevada companies. Lexaria Corp. is an oil and gas exploration company and Dayton Boots is a footwear manufacturing company. Mr. MacMillan was appointed to his positions with Lexaria Corp. in January, 2005 and was appointed to his positions with Dayton Boots on October 6, 2004.

Gerry Diakow was appointed to his position on November 15, 2004. Mr. Diakow is a consulting geologist and works for other companies who pay Mr. Diakow for his services. The majority of Mr. Diakow's working hours are spent on his consulting obligations.

From January, 1999 to the present, Mr. Diakow has acted as a contract project manager for Trilogy Metals Inc., a public mineral exploration company listed on the TSX Venture Exchange. Mr. Diakow has been a director of Trilogy Metals Inc since March, 2001. Mr. Diakow acted as Vice President of Exploration and Acquisitions for Cascadia Capital Corporation, a public mineral exploration company, from November, 2000 to September, 2002. From June, 1997 to January, 1999, Mr. Diakow acted as President of Pacific Mining Co., a privately held Honduran mineral exploration company. From January, 1994 until June, 1997, Mr. Diakow acted as President of Cimarron Corp., a privately held British Columbia mining exploration company. Mr. Diakow graduated with a BSc. in Chemistry from Vancouver City College and the University of British Columbia. Mr. Diakow also studied civil and structural engineering at the British Columbia Institute of Technology. Mr. Diakow has been engaged primarily in mineral exploration for the past 34 years. Mr. Diakow has been employed by major mineral exploration companies such as Union Carbide Mining Exploration as a diamond drilling supervisor, Canadian Superior Mining Exploration as a field geologist and Anaconda Mining Exploration as a field data processor. Mr. Diakow has worked in mineral exploration extensively in Canada, the Western United States and in Central America. Mr. Diakow is a member of the American Society of Economic Geologists. Mr. Diakow is not a director or officer of any other reporting company.

Conflicts of Interest

Our officers and directors may in the future become shareholders, officers or directors of other companies. Accordingly, direct conflicts of interest may arise in the future with respect to individuals acting on our behalf and on behalf of other companies. We do not have a right of first refusal to opportunities that come to management's attention. No member of management is currently in a conflict of interest with respect to their service obligations to our company. No officer or director of our company currently has plans to become involved in a management capacity with a mining, exploration or development company. All directors and officers have a fiduciary duty to act in the best interests of the Company for which they are appointed or employed.

Item 6. Executive Compensation

Our President and C.E.O., Mr. Gerald Shields, and our C.F.O. and Secretary, Mr. Leonard MacMillan, have agreed to act in those capacities without compensation until authorized by the board of directors , which is not expected to occur until we have generated revenues from operations. Our Vice President of Exploration, Mr. Gerry Diakow is paid a monthly retainer of $1,000. This retainer is paid in recognition of the ongoing work Mr. Diakow does in sourcing and appraising potential exploration property prospects on our behalf. Our officers and directors are not accruing any compensation pursuant to any agreement with us. We have not authorized any securities for issuance under equity compensation plans.

SUMMARY COMPENSATION TABLE
Long Term Compensation
		Annual Compensation			Awards		Payouts
(a)	(b)	(c)	(d)	(e)	(f)	(g)	(h)	(i)
Name and Principle Position	Year	Salary ($)	Bonus ($)	Other Annual Comp- ensation ($)	Restricted Stock Award(s) ($)	Securities Underlying Option/SARs (#)	LTIP Payouts ($)	All Other Comp- ensation ($)
Gerald J. Shields, President, C.E.O. and Director	2004/ 2005	$0.00 $0.00	$0.00 $0.00	$0.00 $0.00	$0.00 $0.00	0 0	$0.00 $0.00	$0.00 $0.00
Leonard MacMillan, C.F.O., Secretary and Director	2004/ 2005	$0.00 $0.00	$0.00 $0.00	$0.00 $0.00	$0.00 $0.00	0 0	$0.00 $0.00	$0.00 $0.00
Gerry Diakow, Vice President of Exploration	2004 2005	$0.00 $0.00	$0.00 $0.00	$0.00 $0.00	$0.00 $0.00	0 0	$0.00 $0.00	$0.00 $12,000

Item 7. Certain Relationships and Related Transactions

We have not entered into any related party transactions. Our officers and directors are not related by blood or marriage. Our former President and C.E.O., Mr. Gerald Tuskey, our President and C.E.O., Mr. Gerald Shields, and our C.F.O. and Secretary, Mr. Leonard MacMillan may be defined as promoters of our company based on their initiative in organizing and developing the business of our company. Mr. Tuskey, Mr. Shields and Mr. MacMillan have not received any asset of value including money, property, contracts, options or rights directly or indirectly from our company. Mr. Tuskey, Mr. Shields and Mr. MacMillan each have purchased shares in our company at a price of $0.01 per share which is the same consideration as paid by all other investors in our company. Mr. MacMillan owns 5,600 shares purchased for an aggregate amount of $56. Mr. Shields owns 500,000 shares purchased for $500. Mr. Tuskey owns 3,000,000 shares purchased for an aggregate of $30,000.

On February 17, 2001, we issued 2,250,000 common shares at $0.001 per share to our incorporator and initial director, Mr. Keith Ebert, for services rendered in organizing the affairs of the Company. Mr. Ebert’s shares were returned to treasury on November 1, 2003 concurrently with Mr. Ebert’s termination of his managing role with the Company.

Item 8. Description of Securities

Our authorized capital stock consists of 100,000,000 shares, of common stock, par value $.0001 per share. There are 10,202,300 shares of common stock issued and outstanding as of the date of this registration statement.

Common Stock

All shares of common stock have equal voting rights and are entitled to one vote per share in all matters to be voted upon by shareholders. Our shares have no pre-emptive, subscription, conversion or redemption rights. Cumulative voting in the election of directors is not permitted, which means that the holders of a majority of our issued shares represented at any meeting where a quorum is present will be able to elect the entire Board of Directors. In that event, the holders of the remaining shares of common stock will not be able to elect any directors. In the event of liquidation, each shareholder is entitled to receive a proportionate share of our assets available for distribution to shareholders after the payment of liabilities and after distribution of preferred amounts. Holders of stock are entitled to share pro rata in dividends and distributions with respect to the common stock out of funds legally available for that purpose.

There are no outstanding options or warrants to acquire our shares.

PART II

Item 1. Market Price of and Dividends on the Registrant's Common Equity and Related Stockholder Matters

There is no trading market for our common stock. There has been no trading market to date. Management has not discussed market making with any market maker or broker dealer. We cannot guarantee that a trading market will ever develop or if a market does develop, that it will continue.

Market Price

Our common stock is not quoted at the present time. The Securities and Exchange Commission has adopted a rule that established the definition of a "penny stock," as any equity security that has a market price of less than $5.00 per share or with an exercise price of less than $5.00 per share, subject to certain exceptions. For any transaction involving a penny stock, unless exempt, the rules require:

*    that a broker or dealer approve a person's account for transactions in penny stocks; and
*	the broker or dealer receive from the investor a written agreement to the transaction, setting forth the identity and quantity of the penny stock to be purchased.

In order to approve a person's account for transactions in penny stocks, the broker or dealer must

*    obtain financial information and investment experience and objectives of the person; and
*
make a reasonable determination that the transactions in penny stocks are suitable for that person and that person has sufficient knowledge and experience in financial matters to be capable of evaluating the risks of transactions in penny stocks.

The broker or dealer must also deliver, prior to any transaction in a penny stock, a disclosure schedule relating to the penny stock market, which, in highlight form,

*    sets forth the basis on which the broker or dealer made the suitability determination; and
*	that the broker or dealer received a signed, written agreement from the investor prior to the transaction.

Disclosure also has to be made about the risks of investing in penny stock in both public offering and in secondary trading, and about commissions payable to both the broker-dealer and the registered representative, current quotations for the securities and the rights and remedies available to an investor in cases of fraud in penny stock transactions. Finally, monthly statements have to be sent disclosing recent price information for the penny stock held in the account and information on the limited market in penny stocks.

6,846,700 of our issued and outstanding common shares owned by non-affiliates are eligible for sale pursuant to Rule 144 under the Securities Act of 1933. Rule 144, as currently in effect, allows a non-affiliated person who has beneficially owned shares of a company's common stock for at least one year to sell within any three month period a number of shares that does not exceed the greater of:

(1)	1% of the number of shares of the subject company's common stock then outstanding which, in our case, will equal approximately 102,023 shares as of the date of this registration statement; or

(2)	the average weekly trading volume of the subject company's common stock during the four calendar weeks preceding the filing of a notice on Form 144 with respect to the sale.

Sales under Rule 144 are also subject to manner of sale provisions and notice requirements and to the availability of current public information about the subject company.

Under Rule 144(k), a person who is not one of the subject company's affiliates at any time during the three months preceding a sale, and who has beneficially owned the shares proposed to be sold for at least two years, is entitled to sell shares without complying with the manner of sale, public information, volume limitation or notice provisions of Rule 144.

As of the date of this registration statement, persons who are our affiliates hold 3,055,600 shares that may be sold pursuant to Rule 144 after two years from the date of purchase. Accordingly, Rule 144 applies to the 3,055,600 shares except for subparagraph (k) of Rule 144 which does not apply to affiliate shares as described in the preceding paragraph. All shares owned by affiliates will continue to be subject to the resale limitations imposed by Rule 144 for so long as the shareholder remains an affiliate of our company. Three months after such persons cease to be affiliates of our company, sales may be made after the two year period from the issue date without 144 limitations under Rule 144(k).

Holders

There are fifty five (55) holders of our common stock.

Dividends

We have not paid any dividends to date, and have no plans to do so in the immediate future.

Transfer Agent

We do not have a transfer agent at this time.

Options, Warrants, Rights of Exchange

Our company has not issued any options, warrants or rights of exchange which are or could become capable of being converted into common shares of our company. We have not authorized any securities for issuance under equity compensation plans.

Item 2. Legal Proceedings

We are not a party to any legal proceedings.

Item 3. Changes in and Disagreements with Accountants

We have changed our independent accountants to audit our financial statements. Effective May 3, 2005, Moore Stephens Ellis Foster Ltd. merged with Ernst & Young LLP which constitutes a change of accountants. We appointed Ernst & Young LLP as our independent accountants.

During the years ended March 31, 2004, March 31, 2005 and during the quarter ended June 30, 2005, there were no disagreements with our former accountants, Moore Stephens Ellis Foster Ltd., on any matter of accounting principles or practices, financial statement disclosure, or auditing scope of procedure.

During the years ended March 31, 2004 and March 31, 2005, our former accountant’s report on our financial statements contained the qualification that our financial statements were prepared assuming that we will continue as a going concern. Given that we suffered losses from operations and the satisfaction of liabilities and commitments are dependent upon our ability to meet future financing requirements and the success of our future operations, there is substantial doubt about our ability to continue as a going concern. Our financial statements do not include any adjustments that might result from the outcome of this uncertainty. Other than the qualification regarding uncertainty of our ability to continue as a going concern, our former accountant’s report on our financial statements did not contain an adverse opinion, a disclaimer of opinion or qualification or modification as to uncertainty, audit scope or accounting principles.

We engaged the firm of Ernst & Young LLP as of May 3, 2005. During the years ended March 31, 2004 and March 31, 2005, Ernst & Young LLP was not consulted on any matter relating to accounting principles to a specific completed or proposed transaction or the type of audit opinion that might be rendered on our financial statements. During the years ended March 31, 2004 and March 31, 2005, Ernst & Young LLP did not provide any written or oral advice that was an important factor considered by it in reaching any decision as to accounting, auditing or financial reporting issues.

Item 4. Recent Sales of Unregistered Securities

On February 17, 2001, we issued 2,250,000 common shares at $0.001 per share to our incorporator and initial director, Mr. Keith Ebert, for services rendered in organizing the affairs of the Company. Mr. Ebert’s shares were returned to treasury on November 1, 2003 concurrently with Mr. Ebert’s termination of his managing role with the Company. These shares were issued under Regulation S.

On March 31, 2004, we issued 9,902,300 common shares at $0.01 per share to 54 subscribers. All of our common shares have been issued for cash. These subscription proceeds were received by the Company during the period October - December, 2003. 9,881,700 of these shares were issued under Regulation S and 20,600 of these shares were issued under Rule 506 of Regulation D.

On October 14, 2005, we issued 300,000 common shares at $0.20 per share to one subscriber. The Company received cash proceeds of US$60,000 for this share subscription. These shares were issued under Regulation S.

None of the purchasers who received shares under Regulation S are U.S. persons as defined in Rule 902(k) of Regulation S, and no sales efforts were conducted in the U.S., in accordance with Rule 903(c). Subscribers to the offering under Regulation S acknowledged that the securities purchased must come to rest outside the U.S., and the certificates will contain a legend restricting the sale of such securities until the Regulation S holding period is satisfied.

20,600 of the 9,902,300 common shares we issued in March, 2004 were issued at $0.01 per share to two subscribers under Rule 506 of Regulation D. We made the determination that these investors were accredited investors and the subscribers confirmed in writing and represented to us that they were accredited investors and represented their intention to acquire the securities for investment purposes and not with a view to distribution. We did not, and no person acting of our behalf, used any form of general solicitation or general advertising in connection with this offering. Appropriate legends will be affixed to the stock certificates when issued to these subscribers. The investors acknowledge that the sale of the securities was not registered under the Securities Act of 1933 and that the securities could not be resold unless securities were registered under the Securities Act of 1933 or unless an exemption from registration was available. As a result, we relied on the provisions of Rule 506 of Regulation D promulgated under the Securities Act of 1933, as amended, for the issuance of these shares.

Item 5. Indemnification of Directors and Officers

Our officers and directors are indemnified as provided by the Nevada Revised Statutes and our bylaws.

Article VI of our Bylaws states certain indemnification rights. Our Bylaws provide that we possess and may exercise powers of indemnification for officers, directors, employees, agents and other persons. Our Board of Directors is authorized and empowered to exercise all of our powers of indemnification, without shareholder action. Our assets could be used to satisfy any liabilities subject to indemnification.

Under the NRS, director immunity from liability to a company or its shareholders for monetary liabilities applies automatically unless it is specifically limited by a company's articles of incorporation which is not the case with our articles of incorporation. Excepted from that immunity in our articles of incorporation are:

(a)	acts or omissions which involve intentional misconduct, fraud or a knowing violation of law;

or

(b)        the payment of dividends in violation of NRS78.300

PART - FINANCIAL STATEMENTS

Our unaudited financial statements for the quarter ended September 30, 2005 and our audited financial statements for the year ended March 31, 2005 and the related consolidated statements of shareholders' equity, consolidated statements of operations and consolidated statements of cash flows appearing in this registration statement, have been included herein in reliance on the report of Ernst & Young LLP, given on the authority of said firm as experts in accounting and auditing.

TREND TECHNOLOGY CORPORATION
(An exploration stage company)

Financial Statements

(Expressed in U.S. Dollars)

(Unaudited)

September 30, 2005

Index

Balance Sheets

Statements of Operations

Statements of Stockholders’ Equity

Statements of Cash Flows

Notes to Financial Statements

TREND TECHNOLOGY CORPORATION
(An exploration stage company)

Balance Sheets
(Expressed in U.S. Dollars)
(Unaudited)
	September 30,	March 31,
	2005	2005

ASSETS

Current Assets
Cash	$45,393	$65,097
Total Current Assets	45,393	65,097

Mineral Properties (Note 2)	-	-
Total Assets	$45,393	$65,097

LIABILITIES AND STOCKHOLDERS' EQUITY

Current Liabilities
Accounts payable and accrued liabilities (Note 3)	$7,637	$6,000

STOCKHOLDERS' EQUITY
Capital Stock
Authorized:
100,000,000 shares of common stock with a par value of $0.0001
Issued and outstanding:
9,902,300 shares of common stock as at September 30, 2005
and March 31, 2005	990	990

Additional paid-in capital	98,033	98,033
Deficit accumulated during the exploration stage	(61,267)	(39,926)
Total Stockholders' Equity	37,756	59,097

Total liabilities and stockholders’ equity	$45,393	$65,097

The accompanying notes are an integral part of these financial statements.

TREND TECHNOLOGY CORPORATION
(An exploration stage company)

Statements of Operations
(Expressed in U.S. Dollars)
(Unaudited)

	March 1, 2003	Three	Three	Six	Six
	(commencement	Months	Months	Months	Months
	of operation)	Ended	Ended	Ended	Ended
	to September 30,	September 30,	September 30,	September 30,	September 30,
	2005	2005	2004	2005	2004

Expenses
Bank charges and exchange loss	$3,490	$310	$20	$332	$44
Filing and transfer agent fees	1,188	-	-	-	-
Office and miscellaneous	744	85	-	198	81
Mineral exploration (Note 2)	37,137	10,637	3,000	13,637	13,500
Professional fees	18,267	4,087	1,970	7,174	4,970
Travel expenses	441	-	-	-	-
Total expenses	$61,267	$15,119	$4,990	$21,341	$18,595

Net loss for the period	$(61,267)	$(15,119)	$(4,990)	$(21,341)	$(18,595)

Loss per shares - basic and diluted	$(0.01)	$(0.00)	$(0.00)	$(0.00)	$(0.00)

Weighted average number of shares
outstanding - basic and diluted	6,332,320	9,902,300	9,902,300	9,902,300	9,902,300

The accompanying notes are an integral part of these financial statements.

TREND TECHNOLOGY CORPORATION
(An exploration stage company)

Statements of Cash Flows
(Expressed in U.S. Dollars)
(Unaudited)
	March 1, 2003	Six	Six
	(commencement	months	months
	of operation)	ended	ended
	to September 30,	September 30,	September 30,
Stated in U.S. dollars	2005	2005	2004

Cash flows from (used in) operating activities
Net loss for the period	$(61,267)	$(21,341)	$(18,595)
Adjustments to reconcile net loss to net cash
used in operating activities :
Accounts payable and accrued liabilities	7,637	1,637	-
Net cash flows used in operating activities	(53,630)	(19,704)	(18,595)

Cash flows from financing activities
Proceeds from issuance of common stock	99,023	-	-
Net cash flows provided by financing activities	99,023	-	-

Increase (decrease) in cash during the period	45,393	(19,704)	(18,595)

Cash, beginning of period	-	65,097	91,590

Cash, end of period	$45,393	$45,393	$72,995

Supplemental cash flow information

Interest paid in cash	$-	$-	$-

Income taxes paid in cash	$-	$-	$-

The accompanying notes are an integral part of these financial statements

TREND TECHNOLOGY CORPORATION
(An exploration stage company)

Statement of Stockholders' Equity
Period from March 1, 2003 (commencement of operations) to September 30, 2005
(Expressed in U.S. Dollars)
(Unaudited)
				Deficit
				accumulated
			Additional	during the	Total
	Common stock		paid-in	exploration	stockholders'
	Shares	Amount	capital	stage	equity

Issuance of common stock for cash at $0.01 per share	9,902,300	$990	$98,033	$-	$99,023

Net loss and comprehensive loss for the period	-	-	-	(7,433)	(7,433)

Balance, March 31, 2004	9,902,300	$990	$98,033	$(7,433)	$91,590

Net loss and comprehensive loss for the year	-	-	-	(32,493)	(32,493)

Balance, March 31, 2005	9,902,300	$990	$98,033	$(39,926)	$59,097

Net loss and comprehensive loss for the period	-	-	-	(21,341)	(21,341)

Balance, September 30, 2005	9,902,300	$990	$98,033	$(61,267)	$37,756

The accompanying notes are an integral part of these financial statements

TREND TECHNOLOGY CORPORATION
(An exploration stage company)

Condensed notes to the financial statements
(Expressed in U.S. Dollars)
(Unaudited)
September 30, 2005

1. Basis of Presentation and Going Concern Matters

In view of certain conditions, the ability of the Company to continue as a going concern is in substantial doubt and dependent upon achieving a profitable level of operations and on the ability of the Company to obtain necessary financing to fund ongoing operations. Management believes that its current and future plans enable it to continue as a going concern. Management plans to continue to seek other sources of debt and equity financing on favorable terms and expects to keep its operating costs to a minimum until cash is available through financing or operating activities. There are no assurances that the Company will be successful in achieving these goals. The Company has incurred a loss of $21,341 for the six months ended September 30, 2005 and at September 30, 2005 has an accumulated deficit of $61,267. These financial statements do not give effect to any adjustments which would be necessary should the Company be unable to continue as a going concern and therefore be required to realize its assets and discharge its liabilities in other than normal course of business and at amounts different from those reflected in the accompanying financial statements.

The accompanying unaudited interim balance sheets, statements of operations and cash flows reflected all adjustments, consisting of normal recurring adjustments and other adjustments, that are, in the opinion of management, necessary for a fair presentation of the financial position of the Company, at September 30, 2005, and the results of operations and cash flows for the six months ended September 30, 2005, and for the period from March 1, 2003 (Date of Incorporation) to September 30, 2005.

The accompanying unaudited financial statements have been prepared in accordance with the instruction from Form 10-QSB pursuant to the rules and regulations of the Securities and Exchange Commission and, therefore, do not include all information and notes normally provided in the audited financial statements and should be read in conjunction with the Company’s audited financial statements for fiscal period ended March 31, 2005 filed with the United States Securities and Exchange Commission. The result of operations for the interim periods presented is not necessarily indicative of the results to be expected for the full year.

TREND TECHNOLOGY CORPORATION
(An exploration stage company)

Condensed notes to the financial statements
(Expressed in U.S. Dollars)
(Unaudited)
September 30, 2005

2. Mineral Properties and Exploration

On April 23, 2004, the Company purchased the Rain #1 to Rain #20 (tenure number 407912 to 407931) mineral claims located in the Similkameen Mining Division, British Columbia, Canada, collectively known as Copper Prince Property, for a nominal amount from an officer of the Company. The titles of the claims are held in the name of this officer of the Company. These claims were staked by this officer and as a result, there was no initial cost of acquisition. As of September 30, 2005, the Company completed the phase one program on prospecting and geological mapping of the mineral claims and phase two program of geophysical surveying the mineral claims.

On September 29, 2005, the Company’s Vice President of Exploration staked and recorded a new exploration property on behalf of the Company in north central British Columbia. The Company incurred expenses of $3,400 in the staking and recording of this property.

	March 1, 2003
	(Commencement	Three months ended		Six months ended
	of operation) to	September 30,		September 30,
	September 30, 2005	2005	2004	2005	2004

Mineral Exploration Expenses:

(a) Copper Prince Property
Consulting	$20,000	$3,000	$3,000	$6,000	$13,500
Travel	6,800	-	-	-	-
Geochemical survery	2,700	-	-	-	-
Geophysical survey	4,237	4,237	-	4,237	-
	$33,737	$7,237	$3,000	$10,237	$13,500

(b) Dalvenie Property
Acquisition cost	$3,400	$3,400	$-	$3,400	$-

Total	$37,137	$10,637	$3,000	$13,637	$13,500

TREND TECHNOLOGY CORPORATION
(An exploration stage company)

Condensed notes to the financial statements
(Expressed in U.S. Dollars)
(Unaudited)
September 30, 2005

3. Related party transactions

During the three-month and six-month periods ended September 30, 2005, the Company incurred $3,000 (2004 - $3,000) and $6,000 (2004 - $6,000) mineral exploration consulting fees to an officer of the Company.

As of September 30, 2005 and March 31, 2005, $nil and $1,000 remained unpaid and was included in accounts payable and accrued liabilities. The related party transactions are recorded at the exchange amount established and agreed to between the related parties.

4. Subsequent Event

On October 14, 2005, the Company completed a non-brokered private placement of $60,000 through issuance of 300,000 shares of common stock at a price of $0.20 each.

On November 1, 2005, the Company acquired the Dalvenie Property located near Dease Lake, British Columbia which comprised of 72 claims units covering approximately 4,446 acres through the Vice President of Exploration for a nominal amount of consideration. The Company has delineated a phase one exploration program for the property which is budgeted at $10,000 and is scheduled to commence in May or June 2006.

TREND TECHNOLOGY CORPORATION
(An exploration stage company)
Financial Statements
(Expressed in U.S. Dollars)
March 31, 2005 and 2004

Index

Report of Independent Registered Public Accounting Firm

Balance Sheets

Statements of Stockholders’ Equity

Statements of Operations

Statements of Cash Flows

Notes to Financial Statements

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors and Stockholders of

TREND TECHNOLOGY CORPORATION
(An exploration stage company)

We have audited the accompanying balance sheet of Trend Technology Corporation (an exploration stage company) (“the Company”) as at March 31, 2005, the related statements of stockholders’ equity, operations and cash flows for the year ended March 31, 2005. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits. The financial statements as of March 31, 2004 and for the period from March 1, 2003 (commencement of operations) to March 31, 2004, and for the cumulative period from March 1, 2003 (commencement of operations) to March 31, 2005 were audited by other auditors whose report dated April 21, 2004 expressed an unqualified opinion on those statements. The financial statements for the period from March 1, 2003 (commencement of operations) to March 31, 2004 include total revenues and net loss of $nil and $7,433, respectively. Our opinion on the statements of shareholders’ equity, operations and cash flows for the period March 1, 2003 (commencement of operations) to March 31, 2005, insofar as it relates to amounts for prior periods through March 31, 2004, is based solely on the report of the other auditors.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Company's internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, based on our audit and the report of the other auditors, these financial statements present fairly, in all material respects, the financial position of the Company as at March 31, 2005, and the results of its operations and its cash flows for the year ended March 31, 2005 and for the cumulative period from March 1, 2003 (commencement of operations) to March 31, 2005 in conformity with generally accepted accounting principles in the United States of America.

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 1, the realization of assets and the satisfaction of liabilities and commitments are dependent upon the Company’s ability to meet its future financing requirements, and the success of future operations. These factors raise substantial doubt about the Company’s ability to continue as a going concern. Management’s plans in regard to these matters are also described in Note 1. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

/s/ Ernst & Young LLP
Vancouver, Canada
June 20, 2005                               Chartered Accountants

MOORE STEPHENS ELLIS FOSTER LTD.
 CHARTERED ACCOUNTANTS

1650 West 1st Avenue
Vancouver, BC Canada V6J 1G1
Telephone: (604) 734-1112 Facsimile: (604) 714-5916
Website: www.ellisfoster.com

REPORT OF INDEPENDENT AUDITORS

To the Board of Directors and Stockholders

TREND TECHNOLOGY CORPORATION
(An exploration stage company)

We have audited the balance sheet of Trend Technology Corporation (“the Company”) (An exploration stage company) as at March 31, 2004, the related statements of stockholders’ equity, operations and cash flows for the period from March 1, 2003 (commencement of operations) to March 31, 2004. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provide a reasonable basis for our opinion.

In our opinion, these financial statements present fairly, in all material respects, the financial position of the Company as at March 31, 2004 and the results of its operations and its cash flows for period from March 1, 2003 (commencement of operations) to March 31, 2004 in conformity with generally accepted accounting principles in the United States of America.

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 1 to the financial statements, the Company has suffered losses from operations that raise substantial doubt about its ability to continue as a going concern. Management’s plans in regard to these matters are also described in Note 1. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Vancouver, Canada          “MOORE STEPHENS ELLIS FOSTER LTD.”
April 21, 2004                      Chartered Accountants

MSAn independently owned and operated member of Moore Stephens North America, Inc. Members in principal cities throughout North America. Moore Stephens North America, Inc. is a member of Moore Stephens International Limited, members in principal cities throughout the world.

TREND TECHNOLOGY CORPORATION
(An exploration stage company)

Balance Sheets
March 31, 2005 and 2004
(Expressed in U.S. Dollars)

	2005	2004

ASSETS

Current Assets
Cash	$65,097	$91,590

Mineral Properties (Note 3)	-	-
Total Assets	$65,097	$91,590

LIABILITIES AND STOCKHOLDERS' EQUITY

Current Liabilities
Accounts payable and accrued liabilities - a related party (Note 4)	$6,000	$-

STOCKHOLDERS' EQUITY

Capital Stock
Authorized:
100,000,000 common shares with a par value of $0.0001
Issued and outstanding: 9,902,300 common shares	990	990
Additional paid-in capital	98,033	98,033
Deficit accumulated during the exploration stage	(39,926)	(7,433)
Total Stockholders' Equity	59,097	91,590
Total liabilities and stockholders’ equity	$65,097	$91,590

The accompanying notes are an integral part of these financial statements.

TREND TECHNOLOGY CORPORATION
(An exploration stage company)

Statements of Stockholders' Equity
Period from March 1, 2003 (commencement of operations) to March 31, 2005
(Expressed in U.S. Dollars)

				Deficit
				accumulated
			Additional	during the	Total
	Common stock		paid-in	exploration	stockholders'
	Shares	Amount	capital	stage	equity

Issuance of common stock for cash at $0.01 per share	9,902,300	$990	$98,033	$-	$99,023

Comprehensive loss:
Loss for the period	-	-	-	(7,433)	(7,433)

Balance, March 31, 2004	9,902,300	$990	$98,033	$(7,433)	$91,590

Comprehensive loss:
Loss for the year	-	-	-	(32,493)	(32,493)

Balance, March 31, 2005	9,902,300	$990	$98,033	$(39,926)	$59,097

The accompanying notes are an integral part of these financial statements

TREND TECHNOLOGY CORPORATION
(An exploration stage company)

Statements of Operations
(Expressed in U.S. Dollars)

	Cumulative
	March 1, 2003		March 1, 2003
	(commencement	Year	(commencement
	of operations)	ended	of operations)
	to March 31,	March 31,	to March 31,
	2005	2005	2004
			(Note 1)

Expenses
Bank charges and exchange loss	$3,158	$90	$3,068
Filing and transfer agent fees	1,188	1,188	-
Office and miscellaneous	546	181	365
Mineral exploration (Notes 3 and 4)	23,500	19,500	4,000
Professional and regulatory fees	11,093	11,093	-
Travel expenses	441	441	-
Total expenses	39,926	32,493	7,433

Net loss for the period	$(39,926)	$(32,493)	$(7,433)

Loss per shares - basic and diluted	$(0.01)	$(0.00)	$(0.00)

Weighted average number of shares
outstanding - basic and diluted	6,601,533	9,902,300	4,951,150

The accompanying notes are an integral part of these financial statements.

TREND TECHNOLOGY CORPORATION
(An exploration stage company)

Statements of Cash Flows
(Expressed in U.S. Dollars)

	Cumulative
	March 1, 2003		March 1, 2003
	(commencement	Year	(commencement
	of operations)	ended	of operations)
	to March 31,	March 31,	to March 31,
	2005	2005	2004
			(Note 1)

Cash flows from (used in) operating activities
Net loss for the period	$(39,926)	$(32,493)	$(7,433)
Adjustments to reconcile net loss to net cash
used in operating activities:
Accounts payable and accrued liabilities	6,000	6,000	-
Net cash flows used in operating activities	(33,926)	(26,493)	(7,433)

Cash flows from financing activities
Proceeds from issuance of common stock	99,023	-	99,023

Increase (decrease) in cash during the period	65,097	(26,493)	91,590

Cash, beginning of period	-	91,590	-

Cash, end of period	$65,097	$65,097	$91,590

Supplemental cash flow information

Interest paid in cash	$-	$-	$-

Income taxes paid in cash	$-	$-	$-

The accompanying notes are an integral part of these financial statements

TREND TECHNOLOGY CORPORATION
(An exploration stage company)

Notes to Financial Statements
March 31, 2005 and 2004
(Expressed in U.S. Dollars)

1. Incorporation and Continuance of Operations

The Company was formed on February 16, 2001 under the laws of the State of Nevada and commenced operations on March 1, 2003.  It is engaged in the acquisition and exploration of mineral properties. The Company has an office in Vancouver, British Columbia, Canada. The Company had no operations before April 1, 2003.

These financial statements have been prepared in accordance with U.S. generally accepted accounting principles applicable to a going concern, which contemplates the realization of assets and the satisfaction of liabilities and commitments in the normal course of business. The Company has no revenue and incurred an operating loss since commencement of operations and requires additional funds to maintain its operations. Management's plan in this regard is to raise equity financing as required.

These conditions raise substantial doubt about the Company's ability to continue as a going concern.  These financial statements do not include any adjustments that might result from this uncertainty.

2. Significant Accounting Policies

(a) Principles of Accounting

These financial statements are stated in U.S. dollars and have been prepared in accordance with U.S. generally accepted accounting principles.

(b) Cash and Cash Equivalents

Cash equivalents comprise certain highly liquid instruments with a maturity of three months or less when purchased. As of March 31, 2005 and 2004, cash and cash equivalents consists of cash only.

TREND TECHNOLOGY CORPORATION
(An exploration stage company)

Notes to Financial Statements
March 31, 2005 and 2004
(Expressed in U.S. Dollars)

2. Significant Accounting Policies (Continued)

(c) Mineral Properties and Exploration Expenses

Acquisition and exploration costs are charged to operations as incurred until such time that proven reserves are discovered.  From that time forward, the Company will capitalize all costs to the extent that future cash flow from mineral reserves equals or exceeds the costs deferred. The deferred costs will be amortized over the recoverable reserves when a property reaches commercial production.  As at March 31, 2005 and 2004, the Company did not have proven reserves.

(d) Accounting Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates and assumptions.

(e) Advertising Expenses

The Company expenses advertising costs as incurred. There were no advertising expenses incurred by the Company since inception.

(f) Earnings (Loss) Per Share

Earnings (loss) per share is computed using the weighted average number of shares outstanding during the period. The Company has adopted SFAS No. 128, "Earnings Per Share". Diluted loss per share is equivalent to basic loss per share because there are no dilutive securities.

TREND TECHNOLOGY CORPORATION
(An exploration stage company)

Notes to Financial Statements
March 31, 2005 and 2004
(Expressed in U.S. Dollars)

2. Significant Accounting Policies (Continued)

(g) Foreign Currency Translations

The Company is located and operating outside of the United States of America.  It maintains its accounting records in U.S. dollars, as follows:

At the transaction date, each asset, liability, revenue and expense is translated into U.S. dollars by the use of the exchange rate in effect at that date.  At the period end, monetary assets and liabilities are remeasured by using the exchange rate in effect at that date.  The resulting foreign exchange gains and losses are included in operations.

(h) Fair Value of Financial Instruments

Fair value estimates of financial instruments are made at a specific point in time, based on relevant information about financial markets and specific financial instruments.  As these estimates are subjective in nature, involving uncertainties and matters of significant judgement, they cannot be determined with precision.  Changes in assumptions can significantly affect estimated fair values.

The respective carrying value of certain on-balance-sheet financial instruments approximated their fair value.  These financial instruments include cash, accounts payable and accrued liabilities.  Fair values were assumed to approximate carrying values for these financial instruments, since they are short term in nature.  Management is of the opinion that the Company is not exposed to significant interest or credit risks arising from these financial instruments.  The Company is operating outside of the United States of America and has significant exposure to foreign currency risk due to the fluctuation of the currency in which the Company operates and the U.S. dollars.

(i) Income Taxes

The Company has adopted Statement of Financial Accounting Standards No. 109 (SFAS 109), Accounting for Income Taxes, which requires the Company to recognize deferred tax liabilities and assets for the expected future tax consequences of events that have been recognized in the Company's financial statements or tax returns using the liability method.  Under this method, deferred tax liabilities and assets are determined based on the temporary differences between the financial statements and tax bases of assets and liabilities using enacted tax rates in effect in the years in which the differences are expected to reverse.

TREND TECHNOLOGY CORPORATION
(An exploration stage company)

Notes to Financial Statements
March 31, 2005 and 2004
(Expressed in U.S. Dollars)

2. Significant Accounting Policies (Continued)

(j) Long-Lived Assets Impairment

Long-lived assets are reviewed for impairment when circumstances indicate the carrying value of an asset may not be recoverable in accordance with the guidance established in Statement of Financial Accounting Standards (“SFAS”) No. 144, Accounting for the Impairment or Disposal of Long-Lived Assets. For assets that are to be held and used, an impairment loss is recognized when the estimated undiscounted cash flows associated with the asset or group of assets is less than their carrying value. If impairment exists, an adjustment is made to write the asset down to its fair value, and a loss is recorded as the difference between the carrying value and fair value. Fair values are determined based on discounted cash flows or internal and external appraisals, as applicable. Assets to be disposed of are carried at the lower of carrying value or estimated net realizable value.

(k) Asset Retirement Obligations

The Company recognizes a liability for future retirement obligations associated with the Company’s mineral properties. The estimated fair value of the asset retirement obligation is based on the current cost escalated at an inflation rate and discounted at a credit adjusted rate. This liability is capitalized as part of the cost of the related asset and amortized over its productive life. The liability accretes until the Company settles the obligation. As of March 31, 2005 and 2004, the Company had no asset retirement obligation.

(l)	Comprehensive Income

The Company has adopted Statement of Financial Accounting Standards No. 130 (SFAS 130), Reporting Comprehensive Income, which establishes standards for reporting and display of comprehensive income, its components and accumulated balances.  The Company is disclosing this information on its Statement of Stockholders' Equity (Deficiency).  Comprehensive income comprises equity except those resulting from investments by owners and distributions to owners.

The Company has no elements of "other comprehensive income" for the year ended March 31, 2005 and period from March 1, 2003 (commencement of operations) to March 31, 2004.

TREND TECHNOLOGY CORPORATION
(An exploration stage company)

Notes to Financial Statements
March 31, 2005 and 2004
(Expressed in U.S. Dollars)

2. Significant Accounting Policies (Continued)

(m) New Accounting Pronouncements

In December 2004, the FASB issued SFAS No. 153, "Exchanges of Non-monetary Assets - an amendment of APB Opinion No. 29". SFAS No. 153 eliminates the exception from fair value measurement for non-monetary exchanges of similar productive assets and replaces it with an exception for exchanges that do not have commercial substance. This statement specifies that a non-monetary exchange has commercial substance if the future cash flows of the entity are expected to change significantly as a result of the exchange. The provisions of this statement are effective for non-monetary asset exchanges occurring in fiscal periods beginning after June 15, 2005. The adoption of this statement does not an impact the Company's financial statements.

In December 2004, the FASB issued SFAS No. 123(R), "Share-Based payment." The revised statement eliminates the ability to account for share-based compensation transactions using APB No. 25. This statement instead requires that all share-based payments to employees be recognized as compensation expense in the statement of operations based on their fair value over the applicable vesting period. The provisions of this statement are effective for fiscal years beginning after December 15, 2005. The adoption of this statement does not have an impact on the Company's financial statements.

TREND TECHNOLOGY CORPORATION
(An exploration stage company)

Notes to Financial Statements
March 31, 2005 and 2004
(Expressed in U.S. Dollars)

3. Mineral Properties

On April 23, 2004, the Company purchased the Rain #1 to Rain #20 (tenure number 407912 to 407931) mineral claims located in the Similkameen Mining Division, British Columbia, Canada for a nominal amount from an officer of the Company. The titles of the claims are held in the name of this officer on behalf of the Company. These claims were staked by this officer and as a result, there was no initial cost of acquisition.

	March 1, 2003 (Commencement of operation) to March 31, 2005	Year ended March 31, 2005	March 1, 2003 to March 31, 2004

Mineral exploration expenses:
Consulting	$14,000	$12,000	$2,000
Geochemical survey	2,700	2,700	-
Travel	6,800	4,800	2,000
	$23,500	$19,500	$4,000

4. Related party transactions

In fiscal year 2005, the Company incurred $12,000 (2004 - $2,000) mineral exploration consulting fees to an officer of the Company. As at March 31, 2005, $1,000 was remained unpaid and was included in accounts payable and accrued liabilities. Certain directors and officers of the Company provided services to the Company and received nominal compensation for their services. The related party transactions are recorded at the exchange amount established and agreed to between the related parties.

5. Segmented Information

The Company’s business is considered as operating in one segment based upon the Company’s organizational structure, the way in which the operation is managed and evaluated, the availability of separate financial results and materiality considerations.

TREND TECHNOLOGY CORPORATION
(An exploration stage company)

Notes to Financial Statements
March 31, 2005 and 2004
(Expressed in U.S. Dollars)

6. Income Taxes

As at March 31, 2005, the Company has estimated net operating losses carryforward for tax purposes of $40,000 (2004 - $7,400) and will expire starting 2024 through 2025.  This amount may be applied against future federal taxable income. The Company evaluates its valuation allowance requirements on an annual basis based on projected future operations.  When circumstances change and this causes a change in management's judgment about the realizability of deferred tax assets, the impact of the change on the valuation allowance is generally reflected in current income.

The tax effects of temporary differences that give rise to the Company's deferred tax asset (liability) are as follows:

	2005	2004
Tax loss carry forwards	$15,000	$2,600
Valuation allowance	(15,000)	(2,600)
	$-	$-

PART III

Item 1. Index to Exhibits

The following exhibits are filed with this Form 10-SB:

Assigned Number	Description
3.1*	Articles of Incorporation
3.2*	By-Laws
23.1	Consent of Expert

* Previously filed
SIGNATURES

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.

TREND TECHNOLOGY CORPORATION

Date: November 14, 2005         By: /s/Gerald J. Shields
Gerald J. Shields, President,
C.E.O. and Director